Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 ) pertaining to the Express, Inc. 2010 Incentive Compensation Plan, of our report dated May 2, 2008, except for Note 1 (as it pertains to segment disclosure and the impact of the recapitalization of the Company) and Notes 7 and 12, as to which the date is February 15, 2010, with respect to the consolidated financial statements of Express Parent LLC for the period from July 7, 2007 to February 2, 2008 and the period from February 4, 2007 to July 6, 2007, included in the Registration Statement on Form S-1 (Registration Statement No. 333-164906) and related Prospectus of Express, Inc. dated May 12, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Columbus, Ohio

July 14, 2010